FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 September to 30 September 2002

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Interests of Directors and Connected Persons – Mr. D. J. Kappler, 4 September 2002

99.2	Notification of Interests of Directors and Connected Persons – Mr. H. T. Stitzer, 4 September 2002

99.3	Notification of Interests of Directors and Connected Persons – Mr. J. F. Brock, 4 September 2002

99.4	Notification of Interests of Directors and Connected Persons – Mr. J. M. Sunderland, 4 September 2002

99.5	Notification of Interests of Directors and Connected Persons – Mr. R. J. Stack, 4 September 2002

99.6	Press Release dated 17 September 2002 – “Cadbury Schweppes to acquire the outstanding 72% in Apollinaris & Schweppes German Joint Venture”

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

By: /s/ Robert Stack
By: Robert Stack
By:Director

Dated: 1 October 2002